SOURCE:	AXCAN PHARMA INC.

NASDAQ SYMBOL (NASDAQ Global Market):	AXCA
TSX SYMBOL (Toronto Stock Exchange):	AXP

DATE:	September 20, 2006

Press release for immediate distribution

AXCAN ANNOUNCES RESULTS OF THE ITAX

NORTH AMERICAN PHASE III CLINICAL STUDY IN FUNCTIONAL DYSPEPSIA

MONT-SAINT-HILAIRE, QUEBEC – Axcan Pharma Inc. (NASDAQ: AXCA - TSX: AXP) announced today that results of the ITAX (Itopride) North American Phase III clinical study showed that Itopride, a drug developed for the treatment of Functional Dyspepsia, did not meet its co-primary endpoints. As these results, considered in conjunction with the previously announced results of the International Phase III study, are not supportive of further clinical evaluation of Itopride in this indication, the Company has decided not to pursue the clinical development of Itopride for the treatment of Functional Dyspepsia.

This large and well-controlled Phase III clinical study did not demonstrate a statistically significant effect of Itopride in improving the symptoms of upper abdominal pain and fullness, as assessed by the Leeds Dyspepsia Questionnaire, whether under the predefined initial statistical analysis plans for the study, or the revised statistical analysis plan subsequently agreed upon with the U.S. Food and Drug Administration. In addition, the trial did not demonstrate a statistically significant finding in terms of Patient Global Assessment questionnaire-measured efficacy.

"We would first like to thank both investigators and patients for their support and participation in this important clinical development program for a disease that still represents a large unmet medical need," said Frank Verwiel, M.D., President and Chief Executive Officer of Axcan. “Although we are disappointed by these results, we will continue to thoroughly analyze the data from this study. Based on current insights, we do not think that there is enough evidence of efficacy of Itopride, even when combining the results of both the International Phase III study reported earlier this year and the Phase II study conducted in Germany, to support a path for development of Itopride for Functional Dyspepsia. As a consequence, we have decided to suspend further development of Itopride in this indication. This decision should result, beginning in fiscal 2007, in a reduction in research and development expenses associated with Itopride in this indication. In the immediate future, we will focus all available resources on growing our solid business base and executing on our growth strategy through acquisitions of products or companies in the field of gastroenterology and developing other compounds in our research and development pipeline,” he concluded.

DIABETIC GASTROPATHY

Two recently completed mechanistic studies of the effect of Itopride on the gastric physiology of healthy individuals and diabetic patients showed positive trends. However, given the scientific community’s current understanding of the disease and the fact that these trends were not strong enough to warrant further development in this indication, the Company has decided not to pursue further development of Itopride in diabetic gastropathy. Results of these two mechanistic studies will be presented at the American College of Gastroenterology’s annual scientific meeting, to be held from October 20 to 25, 2006, in Las Vegas, NV.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan's products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol "AXCA" and the Toronto Stock Exchange under the symbol "AXP".

“Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking and are often identified by words such as “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan” and “believe.” Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and Canadian securities regulators, including under the Canadian Multi-jurisdictional Disclosure System.

INFORMATION:	Isabelle Adjahi
Director, Investor Relations
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com